			Exhibit 12(d)

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2001	2002	2003	2004	2005

Fixed charges, as defined:
Total Interest	$116,076	$100,667	$76,756	$74,141	$85,418
Interest applicable to rentals	7,951	6,496	6,359	5,595	4,585

Total fixed charges, as defined	$124,027	$107,163	$83,115	$79,736	$90,003

Earnings as defined:

Net Income	$132,550	$144,709	$146,154	$127,495	$128,082
Add:
Provision for income taxes:
Total Taxes	86,287	84,765	97,408	79,475	96,819
Fixed charges as above	124,027	107,163	83,115	79,736	90,003

Total earnings, as defined	$342,864	$336,637	$326,677	$286,706	$314,904

Ratio of earnings to fixed charges, as defined	2.76	3.14	3.93	3.60	3.50